ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

January 3, 2022

VIA ELECTRONIC EDGAR FILING

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HeartCore Enterprises, Inc. – CIK No. 0001892322 Draft Registration Statement on Form S-1 (DRS), submitted November 12, 2021 Registration Statement on Form S-1, filed January 3, 2022

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated December 9, 2021 providing comments on the above-referenced Draft Registration Statement on Form S-1 (DRS), submitted November 12, 2021 by the Company (the “Prior Filing”).

The Company today filed via EDGAR its non-confidential Registration Statement on Form S-1 (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Draft Registration Statement on Form S-1 Submitted on November 12, 2021

Cover Page

1.	Comment: Please disclose prominently on your cover page that you are a holding company and conduct your business through your operating subsidiary in Japan. Also, we note your disclosure that you will be a controlled company following the offering. Please also disclose on the cover page the Nasdaq corporate governance exemptions you intend to utilize following the offering.

Response: In response to the Staff’s comment, the Company has revised the cover page of the New Filing to (i) disclose prominently on the cover page that we are a holding company and conduct our business through our operating subsidiary in Japan and (ii) disclose on the cover page the Nasdaq corporate governance exemptions we intend to utilize following the offering.

Business Overview, page 1

2.	Comment: We note that you offer a free version of your CXM Platform. Please clarify the percentage of your customers that are paying customers. Also, disclose if you have any customers, or generate any revenues, outside of Japan.

Response: In response to the Staff’s comment, the Company has revised the New Filing to clarify the percentage of its customers are paying customers as well as to disclose that we have customers and generate revenues outside of Japan.

In this regard, we note disclosure on your website that you have 3,500 customers worldwide.

Response: In the past, in order to increase the number of customers we had, we gave free access to numerous customers to our site, resulting in about 3,500 customers. However, we have since discontinued such free services to many of those customers resulting in a reduction of customers to our current level of customers that are predominantly paying customers.

Prospectus Summary, page 1

3.	Comment: We note your auditor is based in the People’s Republic of China. Disclose in the summary and in a risk factor that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Also, disclose that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that our auditor will change the city and state to Houston, Texas in the auditor’s report after their careful consideration of the requirements under PCAOB auditing standard of AS 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, based on the following facts:

1.	MaloneBailey, LLP (“MaloneBailey”) is an independent registered public accounting firm that is headquartered in the United States with offices in Shenzhen and Beijing, China. The consolidated financial statements contained in this registration statement were audited by MaloneBailey with the collaboration of the Shenzhen office. However, MaloneBailey China offices are not registered as separate firms under PCAOB rules nor do they function as CPA firms. The staff members in MaloneBailey China office use the same system and audit methodology supported by the Houston office as a whole; they also conduct or participate in audits of clients located in the United States as assigned by MaloneBailey Houston office. The quality control and IT support of all the audit work are provided by MaloneBailey Houston office.

2.	The audit partner of the engagement is employed and paid by MaloneBailey Houston office. The QC partner of the engagement is also located in MaloneBailey Houston office.

Based on the above reasons, our auditor believes it is appropriate to use the city and state as Houston, Texas in the auditor’s report. MaloneBailey, LLP has been inspected by the PCAOB on a regular basis.

Impact of the COVID-19 Pandemic, page 19

4.	Comment: Please revise your disclosure to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting the impacts as hypothetical. Please quantify the impact on your revenues and any COVID-related costs incurred. Please make conforming revisions in the risk factors and Management’s Discussion and Analysis sections.

Response: In response to the Staff’s Comment, the Company has revised its disclosure in the Prospectus Summary, Risk Factors and Management’s Discussion and Analysis sections to (i) specifically discuss the impact that the COVID-19 pandemic has had on its business to date and (ii) quantify the impact on its revenues and any COVID-related costs incurred.

Risk Factors

If our software has outages or fails due to defects or similar problems..., page 42

5.	Comment: You state in this risk factor that “our customers experienced disruptions in using our software during the outage.” Please explain the “outage” you refer to and disclose its material impacts on you and your customers.

Response: In response to the Staff’s Comment, the Company has revised the New Filing to explain the “outage” and disclose its material impacts on the Company and its customers.

Capitalization, page 61

6.	Comment: Please revise to reflect the noncontrolling interest as part of total shareholders’ deficit on an actual basis and as adjusted.

Response: In response to the Staff’s Comment, the Company has revised the New Filing to reflect the noncontrolling interest as part of total shareholders’ deficit on an actual basis and as adjusted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 63

7.	Comment: We note that you highlight your dollar-based net retention elsewhere in the prospectus. Tell us what consideration you have given to including this as a key factor affecting the results of your operations. Alternatively, tell us what measures you use to manage customer renewal and retention and include such measures here. Refer to Section III of SEC Release No. 33-8350.

Response: In response to the Staff’s Comment, the Company has revised the New Filing to include our ability to manage and retain customer renewals (reflected by dollar-based net retention of customer renewals) as a key factor affecting our results of operations and measures we use to manage customer renewal and retention.

Results of Operations

Revenue, page 66

8.

Comment: In your explanation of the changes in revenue, please clarify the following:

● In your discussion of software as a service, explain a “stock-type business model” and how it will result in higher revenue each year; and

● In your discussion of software development and other services, define “business DX.”

Response: In response to the Staff’s Comment, the Company has revised the New Filing to explain a “stock-type business model” and how it will result in higher revenue each year as well as to define “business DX.”

Liquidity and Capital Resources, page 70

9.	Comment: Please revise to clarify whether your currently available cash resources, without additional borrowings from banks and principal shareholders, will be sufficient to meet your working capital needs in the next 12 months. Indicate whether you will require these borrowings to meet your short-term cash requirements, and, if so, describe the terms of such funding.

Response: In response to the Staff’s Comment, the Company has revised the New Filing to reflect that the Company believes its currently available cash resources, without additional borrowings from banks and principal shareholders, will be sufficient to meet the Company’s working capital needs in the next 12 months.

Corporate History and Structure

Corporate Structure, page 81

10.	Comment: Please explain why your organizational structure prior to the offering indicates that HeartCore Co,. Ltd. (Japan) is 100% owned by HeartCore Enterprises, Inc. (Delaware). In this regard, we note from disclosures elsewhere in your filing that you own 97.5% of HeartCore Co., Ltd. In addition, tell us how the organizational structure after the offering reflects the impact of the Company’s purchase of 278 shares of HeartCore Japan from Dentsu Digital expected to occur upon the effectiveness of your registration statement in accordance with the stock purchase agreement entered into on August 10, 2021.

Response: In response to the Staff’s Comment, the Company is revising the left diagram under Corporate Structure in the New Filing to reflect the Company owns 97.5% of HeartCore Co., Ltd. prior to the offering. The right diagram in the New filing reflects after the completion of the offering that the Company will own 100% following the Company’s acquisition of the 2.5% interest in HeartCore Japan from Dentsu Digital (increasing the Company’s interest from 97.5% to 100% of HeartCore Japan) as well as the ownership percentages of Sumitaka Yamamoto, Minority Stockholders and New Investors.

Description of Business

Customers, page 96

11.	Comment: Please tell us the basis used to select customers highlighted in the graphic on page 96. Refer to Securities Act Forms C&DI Question 101.02.

Response: In response to the Staff’s Comment, the Company selected customers in the graphic presentation on page 96 on the basis that the customers are representative of the Company’s overall customer base, but that are also particularly well-known customers and often appear in the Company’s case studies.

Certain Relationships and Related Party Transactions, page 125

12.	Comment: We note that as of December 31, 2020 and 2019, you had related party balances of $23,926 and $8,342, respectively, from your CEO. Section 402(a)(k)(1) of the Sarbanes- Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure this arrangement will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to this loan.

Response: The Company acknowledges the Staff’s Comment. However, the prohibitions of Section 402(a)(k)(1) apply only to an extension of credit “in the form of a personal loan.” A loan is not a “personal loan” if the primary purpose of the loan, from the perspective of the issuer, is to advance the business of the issuer (other than merely through benefiting employees and directors of the issuer). Business travel advances may involve limited ancillary personal use (e.g., personal items included in hotel room charges) but should not be subject to Section 402(a)(k)(1) prohibition because the arrangements are primarily for the benefit of the issuer, not the employee, and they are not personal loans within the ordinary meaning of that term. These advances of cash by the Company to the Chief Executive Officer, in accordance with company policy, cover reimbursable travel and similar expenses incurred while performing executive responsibilities and, therefore, should not be considered personal loans because they are primarily for business purposes. The advances by the Company are reasonable in relation to the anticipated expenses and settled by the Chief Executive Officer with the employer through documentation to show the extent of the reimbursable expenses incurred and a reimbursement to the Company of any unused advance. No interest is charged, and the period of the advance is in accordance with typical cycles of documentation of these types of expenses within the Company.

Index to Financial Statements

Notes to Consolidated Financial Statements, page F-7

13.	Comment: Please disclose the amount of revenues for each of your products and services or each group of similar products and services. In this regard, we note from the graphic on the top of page 82 that the Content Management Services Division is comprised of one unit and the Digital Transformation Division is comprised of three units. Refer to ASC 280-10-50- 40.

Response: In response to the Staff’s Comment, the Notes to the Consolidated Financial Statements of the New Filing have been revised on page F-11 to disclose the amount of revenues for each group of similar products and services.

14.	Comment: Please disclose the amount of revenue and long-lived assets attributed to Japan and attributed to all foreign countries in total, with any material amounts attributed to an individual foreign country disclosed separately. Refer to ASC 280-10-50-41.

Response: In response to the Staff’s Comment, the Notes to the Consolidated Financial Statements of the New Filing have been revised on page F-11 to disclose that all long-lived assets and almost all of the revenue generated are attributed to the Company’s operations in Japan, given that the revenue attributed to all foreign countries in total is less than 1% of the total revenue.

Note 2 - Summary of Significant Accounting Policies

Lease - Lessee, page F-9

15.	Comment: Please describe the significant assumptions and judgments made with regard to allocating contract consideration between lease and non-lease components of your lease contracts. In this regard, we note from your disclosure on page 104 that the terms of your office leases provide for payments for a share of the building operating expenses such as taxes and maintenance. Refer to ASC 842-20-50-3(c)(2).

Response: The Company acknowledges the Staff’s comment and respectfully advises that the amounts disclosed on page 104 for payments for a share of the building operating expenses such as taxes and maintenance represent only the sales taxes on the lease payment paid to the landlords. The disclosures of the New Filing have been revised on page 104 to accurately present the payments are a share of sales taxes. These sales taxes charged do not represent any goods or services transferred to the Company and is not considered as a non-lease component. Therefore, this comment is not applicable.

Revenue Recognition, page F-10

16.	Comment: In your accounting policy for revenue from on-premise software, you indicate that revenues under the bundled arrangements are allocated based on the relative standalone selling prices of on-premise software and maintenance and support service. Please revise to describe the methods and assumptions used to determine the standalone selling price for each of these performance obligations. Refer to ASC 606-10-50-20(c).

Response: In response to the Staff’s Comment, the Notes to the Consolidated Financial Statements of the New Filing have been revised on page F-11 to describe the methods and assumptions used to determine the standalone selling price for each of these performance obligations.

17.	Comment: You disclose that revenue from software development and other miscellaneous services is recognized when the promised services are delivered and accepted by the customers. Please clarify whether the timing of satisfaction of the performance obligations is over time or at a point in time. Also describe the methods used to recognize revenue over time or the significant judgments involved in evaluating when the customer obtains control of the services for performance obligations satisfied at a point in time. Refer to ASC 606- 10-50-17 through 50-19.

Response: In response to the Staff’s Comment, the Notes to the Consolidated Financial Statements of the New Filing have been revised on page F-11 to clarify the timing of satisfaction of the performance obligations is at a point in time and the significant judgments involved in evaluating when the customer obtains control of the services for performance obligations satisfied at a point in time.

Note 10 - Income Taxes, page F-19

18.	Comment: Please revise to disclose the components of income (loss) before income tax provision as either domestic or foreign, in addition to the current and deferred income taxes applicable to each major component. Refer to Rule 4-08(h)(1) of Regulation S-X.

Response: In response to the Staff’s Comment, the Notes to the Consolidated Financial Statements of the New Filing have been revised on page F-19 to disclose that there is no foreign income (loss) before income tax provision, and all income (loss) before income tax provision are generated domestically in Japan.

Note 11 - Stock Based Compensation, page F-21

19.	Comment: You indicate that there are 194 of the Company’s stock options issued and unvested as of December 31, 2020. Please reconcile or revise the number of options issued and unvested to the number of common shares assumed upon conversion of the share repurchase liability used in your computation of diluted earnings per share on page F-22. In this regard, your financial statement disclosure should be retrospectively adjusted to give effect to the recapitalization.

Response: In response to the Staff’s Comment, the Notes to the Consolidated Financial Statements of the New Filing have been revised on page F-22 to reconcile the number of options issued and unvested to the number of common shares assumed upon conversion of the share repurchase liability used in our computation of diluted earnings per share. The financial statement disclosure has been retrospectively adjusted in the New Filing to give effect to the recapitalization.

20.	Comment: Please provide a summary of stock options granted for the twelve months preceding the filing of this draft registration statement. Please provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response: On December 25, 2021, the Company awarded stock options to purchase 1,534,500 shares of common stock at an exercise price of $2.50 per share to various officers, directors, employees and consultants of the Company. The estimated fair value of the underlying shares of common stock was determined to be $2.50. The Company has determined the fair value of the shares of common stock underlying the stock options to be based on the currently ongoing private placement offering of common stock that commenced in October 2021, in which the shares of common stock have been, and are being, sold to third-party investors on an arms’-length basis at $2.50 per share. The Company has not granted any other stock options for the twelve months preceding the filing of this draft registration statement.

As set forth in the preliminary prospectus of the New Filing, we expect the initial public offering price to be between $5.00 and $7.00 per share. For purposes of the preliminary prospectus of the New Filing, the assumed initial public offering price per share is $6.00, the mid-point of the anticipated price range between $5.00 and $7.00 per share. The price range has been determined based, in part, upon current market conditions and input received from the representative of the underwriters (Boustead Securities, LLC) on the proposed initial public offering, including discussions that took place in November 2021 among the Company’s Board of Directors, senior management of the Company and representatives of Boustead Securities, LLC.

Among the factors that were considered in setting the anticipated price range were the following:

●	an analysis of the typical valuation ranges seen in recent initial public offerings (“IPOs”) of generally comparable companies in the online reseller industry;

●	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

●	the recent performance of U.S. initial public offerings of generally comparable companies;

●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

●	an assumption that there would be a receptive public trading market for the Company’s common stock; and

●	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company respectfully submits that the difference between the most recent valuations of the shares underlying the stock options and the mid-point of the anticipated price range is primarily attributable to the following factors:

●	The Company held the organizational meeting for the IPO on May 2021 and confidentially submitted to the Commission its Draft Registration Statement on Form S-1 on November 12, 2021.

●	The anticipated price range necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares. As described above, a discount for lack of marketability was applied in estimating the fair value of the common stock in the private placement and the common stock underlying the stock options.

●	In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to the business of the Company than valuation methods would, although there can be no assurance that this will in fact be the case. The anticipated price range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that we expect will be determined by the Company in consultation with the Underwriters.

●	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

●	Since November 2021, the Company has taken several steps towards the completion of an IPO, applied to list its common stock on the Nasdaq Capital Market, and publicly filing the Registration Statement with the Commission on January 3, 2022. Each of these steps has increased the probability that the Company will complete an IPO.

●	Since October 2021, an improvement in the market value for relevant online resale companies.

The Company respectfully submits that the deemed per share fair values used as the basis for determining equity-based compensation expense in connection with its grant of stock options are reasonable and appropriate for the reasons described herein.

General

21.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not presented (nor have we authorized anyone on our behalf to present) and we do not expect to present (nor do we expect to authorize anyone on our behalf to present) any written communications as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. Therefore, there are no supplemental copies of written communications to provide to the Staff.

If the Staff has any further comments regarding the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Melissa Walsh/U.S. Securities and Exchange Commission
Stephen Krikorian/U.S. Securities and Exchange Commission
Austin Pattan/U.S. Securities and Exchange Commission
Matthew Crispino/U.S. Securities and Exchange Commission
Sumitaka Yamamoto/HeartCore Enterprises, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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